Exhibit 99.3

News Release

ARIS MINING ANNOUNCES RECEIPT OF LICENSE TO TRANSFORM MARMATO MINE

AND NEW PATH FORWARD FOR GOLD PROJECTS IN COLOMBIA

Vancouver, Canada, July 12, 2023 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; OTCQX: TPRFF) announces it has received approval from the Corporación Autónoma Regional del Caldas (Corpocaldas), a regional environmental authority in Colombia, of the Environmental Management Plan (PMA) which now permits the development of the Marmato Lower Mine.

Construction of the new underground mine will provide access to the wider porphyry mineralization below the current Upper Mine, which allows for bulk mining methods in the Lower Mine. The Upper and Lower Mine has a measured and indicated mineral resource of 6.0 million ounces (Moz) of gold, which includes a proven and probable mineral reserve of 3.2 Moz. The Marmato Mine is expected to deliver average production of 162,000 ounces per year over a nearly 20-year mine life from the mineral reserves.1

Aris Mining CEO Neil Woodyer stated: “This is a milestone for Aris Mining as it will grow Marmato’s gold production five-fold and, following construction, our Colombian gold production from Segovia and Marmato will be approximately 400,000 oz per year.

This $280 million project is fully funded from our current cash balances and the $122 million of stream funding from Wheaton Precious Metals. Additionally, our Segovia Operations generate significant positive cashflow. The project is scheduled to pour its first gold by the end of Q3 2025.

We thank our artisanal and small mine partners and our communities for their substantial support and efforts during the Marmato Lower Mine project licensing process. The town of Marmato has been the centre for gold mining since it was founded in 1540 with artisanal and small scale miners being at the heart of the community.

This permitting of a new, underground gold mine is a significant achievement for Aris Mining, the Marmato community and the Colombian gold mining industry. We believe this successful partnering process establishes a new path forward for gold mining in Colombia.”

Marmato Lower Mine

In November 2022, Aris Mining announced the results of the Marmato Lower Mine expansion Preliminary Feasibility Study (PFS), and increased proven and probable gold mineral reserves by 57% to 3.2 Moz1. The Lower Mine project includes the development of a new underground mine and a 4,000 tonne per day (tpd) ore processing facility to add to the currently operating Marmato Upper Mine.

[1]	See Qualified Person and Technical Disclosure section below for further details.

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News Release

Construction Update Highlights

•

The total project cost estimate remains at $280 million, including $17 million spent since the PFS on pre-construction activities related to mine development, camp access and road design, EPCM services, and land acquisition.

•	All the land required for construction has been secured.

•	Tender bids for key long lead procurement items such as mills, crushers, feeders, thickeners, oxygen plant, gold room, and filters are currently in the market with orders to be placed in Q3 2023.

•

Construction of the access road to the new process plant and mine portal and declines will commence in Q4 2023, followed by the start of construction of the process plant, mine and non-process infrastructure.

•	The new 4,000 tpd mill is on schedule for mechanical completion in Q3 2025.

•	Ausenco has been appointed EPCM contractor for the process plant.

•

In addition to the site infrastructure, a 32-kilometre 115 kV transmission line will be built on a ‘buy build operate’ basis to provide power to the Lower Mine, related processing facilities and infrastructure.

About Aris Mining

Aris Mining is a Canadian company led by an executive team with a track record of creating value through building globally relevant mining companies. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining also operates the Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisition and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com and www.sedar.com.

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News Release

For further information, contact:
Tyron Breytenbach	Kettina Cordero
Senior Vice President, Capital Markets	Vice President, Investor Relations
+1 416.399.2739	+1 604.417.2574
info@aris-mining.com

Technical Disclosure and Qualified Person

Marmato Mine Mineral Resources, effective June 30, 2022

Area	Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Au (koz)	Contained Ag (koz)
Upper Mine	Measured	2.8	6.04	28	545	2,509
	Indicated	12.7	4.14	17	1,691	6,847
	Measured + Indicated	15.5	4.49	19	2,236	9,356
	Inferred	2.6	3.03	15	250	1,265
Lower Mine	Measured	0.0	2.73	18	0	3
	Indicated	46.0	2.54	3	3,761	4,912
	Measured + Indicated	46.0	2.54	3	3,761	4,914
	Inferred	33.1	2.39	2	2,537	2,418
Marmato Total	Measured	2.8	6.04	28	545	2,512
	Indicated	58.7	2.89	6	5,452	11,758
	Measured + Indicated	61.5	3.03	7	5,997	14,270
	Inferred	35.6	2.43	3	2,787	3,682

    Notes:

1.	Measured and indicated mineral resources are inclusive of mineral reserves.
2.	Mineral resources are not mineral reserves and have no demonstrated economic viability.
3.	Totals may not add up due to rounding.
4.	Mineral resources are reported using a metal price of US$1,700 per ounce of gold.
5.	There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resources.

Marmato Mine Mineral Reserves, effective June 30, 2022

Area	Category	Tonnes (kt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Au (koz)	Contained Ag (koz)
Upper Mine	Proven	2,195.5	4.31	16	304	1,157
	Probable	4,946.9	4.09	14	650	2,273
	Proven + Probable	7,142.3	4.16	15	954	3,431
Lower Mine	Proven	-	-	-	-	-
	Probable	24,135.0	2.87	4	2,224	2,707
	Proven + Probable	24,135.0	2.87	4	2,224	2,707
Marmato Total	Proven	2,195.5	4.31	16	304	1,157
	Probable	29,081.8	3.08	5	2,874	4,980
	Proven + Probable	31,277.3	3.16	6	3,178	6,138

    Notes:

1.	Totals may not add up due to rounding.
2.	Mineral reserves are reported using a metal price of US$1,500 per ounce of gold.

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News Release

All figures expressed in this news release are in US$

Scientific and technical information concerning the Marmato Lower Mine is summarized, derived, or extracted from the technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022. This technical report was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, SME-RM, Joanna Poeck, PE, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, PEng, David Bird, PG, SME-RM, each of whom is independent of Aris Mining, and by Pamela De Mark, P.Geo, who is not independent of Aris Mining, and each of whom is a “Qualified Person” as such term is defined in NI 43-101. The Marmato technical report has been filed with the Canadian securities regulatory authorities and is available for review on Aris Mining’s website at www.aris-mining.com and on Aris Mining’s profile on SEDAR at www.sedar.com.

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Technical Services of Aris Mining, who is a Qualified Person as defined by NI 43-101.

Forward - Looking Information

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the benefits of the new underground mine, the expected annual production at Marmato and Segovia, the belief that this successful permitting process establishes a new path forward for gold mining in Colombia, the expected benefits for the Marmato community, the expected construction capital costs and sources of funding the of construction and the expected mine life together with the Company’s plans and strategies are forward-looking. Statements concerning mineral reserve estimates and mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered. When used herein, forward looking terminology such as “expect”, “plan”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, , including but not limited to: local environmental and regulatory requirements taxation, controls, regulations a uncertainties and hazards associated with gold exploration, development and mining, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions,; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, additional funding requirements, risks associated with general economic factors, as well as those factors discussed in the section entitled “Risk Factors” in Aris Mining’s Annual Information Form dated March 31, 2023 2023 and in the Management’s Discussion and Analysis for the three months ended March 31, 2023, which are available on the Company’s profile on SEDAR at www.sedar.com. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements.

Source: Aris Mining Corporation

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